SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the month of June, 2010
Commission File Number: 000-21742
Acergy S.A.
(Translation of registrant’s name into English)
200 Hammersmith Road
London, W6 7DL England
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Attached herewith as Exhibit 99.1 is a press release, dated June 21, 2010 whereby Acergy S.A. (“Acergy”) and Subsea 7 Inc. (“Subsea 7”) today announced that their Boards of Directors have agreed to combine the two companies.  The transaction will create a combined entity with:

•	A market value of $5.4 billion1 and a global organisation of 12,000 people

•	The capability and resources to address the worldwide growth in size and complexity of subsea projects

•	Enhanced local presence in all major offshore oil and gas regions

•	The full spectrum of subsea services – SURF, Conventional and Life-of-Field, a high-end diversified fleet and extensive fabrication and onshore facilities

•	Expected annual synergies of at least $100 million

•	A backlog of $5.3 billion2 with a complementary mix by contract type and geographical region as at May 31, 2010

Combination structure and terms

•	The combination is based on an agreed ratio between the equity value of Acergy and Subsea 7 of 54:46 (Acergy:Subsea 7)

•	Subsea 7’s shareholders to receive 1.065 Acergy common shares for every Subsea 7 common share

•	The Board will have a majority of independent directors and be chaired by Subsea 7’s current Chairman, Kristian Siem

•
The new entity, to be named Subsea 7, will be led by a highly experienced executive management team comprising: Chief Executive Officer, Jean Cahuzac; Chief Operating Officer, John Evans; and Chief Financial Officer, Simon Crowe

•	Completion is anticipated towards the end of this year or the first quarter of 2011, subject to shareholder approval, regulatory approvals and other customary completion conditions

•	The Board of Directors of both companies have unanimously agreed to recommend the combination to their respective shareholders

Transaction background

Both Boards believe that the combined entity will be better able to meet the growing size and technical complexity of subsea projects, driven by the demand to access ever more remote reserves in increasingly harsh environments.  The combination will create a global leader in seabed-to-surface engineering and construction able to provide clients a step-change in service offering. This includes engineering, procurement, installation and commissioning services for Subsea Umbilical,
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1 Based on Acergy share price of NOK 100.60 as at June 18, 2010, the last trading day prior to this announcement, 184,120,327 outstanding Acergy common shares and 156,843,242 new Acergy common shares, and a NOK-USD exchange rate of 6.3543.
2 As at May 31, 2010 – combined backlog of $5.3 billion, comprised of $2.7 billion for Acergy (including share of Sapura Acergy) and $2.6 billion for Subsea 7.

Riser and Flowline projects (SURF), Conventional field development and Life-of-Field services (including Inspection, Repair and Maintenance, Survey and Decommissioning).

The new entity will provide access to a high-end, well diversified fleet, comprising in aggregate 43 vessels that will allow more flexibility to optimise fleet schedules. It will also be able to offer clients a greater depth of project management, engineering, technical expertise and high-value technologies.  The excellent strategic fit of the different strengths of each company positions the new company to deliver enhanced long-term value for all stakeholders.

Based on preliminary analyses, annual synergies of at least $100 million are expected to be realised within three years of completion from overhead and operating cost savings, more efficient supply chain management and the benefits of an enlarged global fleet.

Based upon closing prices for each company's ordinary shares as of June 18, 2010, the market capitalisation of the combined entity is approximately $5.4 billion.  The combination of the two current businesses is expected to result in a company with a combined backlog of $5.3 billion as at May 31, 2010, a global organisation of 12,000 people and an enhanced local presence in all major offshore oil and gas regions.

The combined entity will have a nine member Board and comprise a majority of independent directors. Acergy and Subsea 7 will initially each nominate four Directors to the new Board. Kristian Siem, currently Subsea 7’s Chairman, will serve as Chairman of the Board of Directors and Sir Peter Mason, KBE, currently Chairman of Acergy, will be the Senior Independent Director.  Subsea 7’s current CEO Mel Fitzgerald will be a Director of the combined entity. The ninth member of the Board will be selected by the Chairman of Subsea 7 and Chairman of Acergy, and appointed to the Board upon completion.

The new entity, to be named Subsea 7, will be led by a highly experienced Executive Management team comprising: Chief Executive Officer and Director, Jean Cahuzac; Chief Operating Officer, John Evans; and Chief Financial Officer, Simon Crowe.  It will trade on the NASDAQ Global Select Market and the Oslo Stock Exchange.

Value creation for clients and employees

The combination will create a global leader in seabed-to-surface engineering and construction with a presence in all major offshore oil and gas regions and the ability to deliver the next generation of complex subsea projects. The combined entity is expected to deliver a step-change in service provision for existing and new clients.

In addition, the combination will bring together two existing high quality workforces to create a single best-in-class team with a common culture and values.  Both Acergy’s and Subsea 7’s existing management teams believe that employees will benefit from great opportunities within the combined entity.

Terms and timetable

The combination will be effected through a scheme of arrangement in the Cayman Islands where Subsea 7 is incorporated, under which Subsea 7 shareholders will receive new shares in Acergy.  The Boards of Directors of Acergy and Subsea 7 have agreed an exchange ratio whereby each Subsea 7 shareholder will receive 1.065 Acergy shares for every Subsea 7 share it owns.  As a result, Acergy will issue approximately 156.8 million new common shares to Subsea 7’s shareholders. Following completion, Subsea 7’s shareholders will, in aggregate, hold 46% ownership in the new company based on the number of shares currently outstanding.  The issue of new Acergy common shares will be extended to any new Subsea 7 shares that are issued upon conversion or exercise of options and / or bonds prior to closing.

Siem Industries Inc. has entered into a Relationship Agreement with Subsea 7 and Acergy which commits Siem Industries Inc., representing approximately 20%3 of the combined entity’s outstanding common shares, to vote irrevocably in favour of the resolutions to approve the combination, except in certain limited circumstances (including an alternative proposal for Subsea 7 or Acergy). The Relationship Agreement also restricts Siem Industries Inc. from increasing its shareholding such that it would be above 24.9% in the combined entity for a thirty month period from the date of the agreement, except in certain circumstances, and from selling more than 20% of its shares in the six month period following completion. Siem Industries Inc. will have the right to appoint two directors if its holding is greater than 80% of its post completion voting interest of the combined entity and one director if its holding is at least 10% of the total voting interest in the combined entity.

Subsea 7 holds 1,094,004 common shares and ADRs in Acergy, representing 0.6% of the current number of outstanding common shares in Acergy (excluding treasury shares). These shares will become treasury shares following completion of the combination and the number of shares outstanding of the combined entity after the transaction will be approximately 339.9 million shares.

The terms of the combination provide for the payment by Acergy or Subsea 7 of a $50 million termination fee to the other if Acergy or Subsea 7 terminates the combination agreement to accept a superior proposal or in certain other circumstances.

Completion is anticipated towards the end of this year or the first quarter of 2011. The combination is subject to Acergy and Subsea 7 shareholder approvals, regulatory approvals and certain other customary closing conditions.

Advisers

Citi, Deutsche Bank and DnB NOR Markets are acting as financial advisers to Subsea 7. Rothschild is acting as financial adviser to Acergy

Disclaimer

This announcement is an advertisement, is provided for information purposes only and is not intended to and does not constitute or form any part of any offer or invitation to subscribe for or purchase any securities or the solicitation of any offer to subscribe for, purchase, or otherwise acquire any securities in any jurisdiction.  Accordingly this announcement cannot be relied upon when making any decision in relation to any investment contract or any right attaching to any investment.

A prospectus in relation to Acergy shares to be published by Acergy and a circular to be distributed by Subsea 7, will give further details of the combination and the scheme of arrangement.  This announcement does not constitute an offering circular or prospectus or a prospectus equivalent document in connection with an offering of securities of any company.  Shareholders of Acergy and Subsea 7 are advised to read carefully the prospectus to be published by Acergy and the circular to be distributed by Subsea 7, respectively, and should base any investment decision in relation to the transaction described in this announcement solely on the information contained in the prospectus or circular (as appropriate).

Neither the content of Acergy’s website, Subsea 7’s website nor any other website accessible by hyperlinks on Acergy’s website or Subsea 7’s website is incorporated in, or forms part of, this announcement.
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3 Based on a holding of 65,247,545 shares in Subsea 7 as at May 18, 2010.

Any statements in this announcement that are based on current or past share prices of Acergy or Subsea 7 cannot be relied on as a guide to the future performance of either Acergy, Subsea 7 or any combined entity formed following completion of the transaction described in this announcement.

Combination presentation details

The following information, attached herewith as Exhibit 99.2, was used today, June 21, 2010, in connection with a joint presentation on the proposed combination hosted by Subsea 7’s Chairman, Kristian Siem, Acergy’s Chairman, Sir Peter Mason KBE, Acergy’s CEO, Jean Cahuzac, and Subsea 7’s CEO, Mel Fitzgerald.

A global leader in seabed-to-surface engineering and construction

■	A market value of $5.41 billion and a global organisation of 12,000 people
■	The capability and resources to address the worldwide growth in size and complexity of subsea projects
■	Enhanced local presence in all major offshore oil and gas regions
■	Expected annual synergies of at least $100 million
■	A backlog of $5.32 billion with a complementary mix by contract type and geographical region

Notes
1.
Based on Acergy share price of NOK 100.60 as at June 18, 2010, the last trading day prior to this announcement, 184,120,327 outstanding Acergy common shares and 156,843,242 new Acergy shares, and a NOK-USD exchange rate of 6.3543

2.	As at May 31 2010 – combined backlog of $5.3 billion, comprised of $2.7 billion for Acergy (including share of Sapura Acergy) and $2.6 billion for Subsea 7

Complementary businesses able to deliver a step-change in service for clients

■	Full spectrum of subsea services – SURF, Conventional and Life-of-Field

■	High-end diversified fleet of 43 vessels

■	Extensive fabrication and onshore facilities

■	Greater depth of project management, engineering and technical expertise

■	Access to high value technologies

Complementary fit to provide full spectrum of subsea services

Complementary, well diversified high-end fleet

■	43 vessels comprising 22 from Acergy and 21 from Subsea 7
■	Acergy brings J-lay capability through Acergy Polaris, Acergy Borealis from 2012 and Sapura 3000
■	Subsea 7 brings rigid reel-lay capability through Seven Oceans and Seven Navica
■	Acergy brings conventional pipelay and heavy lift, including S-lay to the combined entity
■	The combined entity will have a high-specification flexlay fleet with access to product via NKT Flexibles
■	Subsea 7 adds additional diverless construction capacity and capability
■	Both parties bring new state-of-the-art DSVs
■	Combined IRM/survey fleet positions the combined entity to target the growing Life-of-Field market

Enhanced revenue diversification

Note
1	Combined FY 2009 Revenues for continuing operations, excluding corporate / other and revenue from Sapura Acergy and other non-consolidated JVs

Backlog strengthens presence in key regions

Note
1	As at May 31 2010 – combined backlog of $5.3 billion, comprised of $2.7 billion for Acergy (including share of Sapura Acergy) and $2.6 billion for Subsea 7

Backlog fit provides strong basis for future growth

Note
1	As at May 31 2010 – combined backlog of $5.3 billion, comprised of $2.7 billion for Acergy (including share of Sapura Acergy) and $2.6 billion for Subsea 7

Synergies

■	Based on preliminary analysis, annual synergies of at least $100 million are expected to be realised within 3 years of completion
■	Operating costs:
■	Overhead optimisation
■	Reduced combined tendering costs
■	Supply chain cost synergies / economies of scale

■	Vessel fleet:
■	More efficient fleet deployment & scheduling, including fewer intercontinental transits

Key combination terms

■	All-share combination based on market values of Acergy and Subsea 7
■	Acergy 54%, Subsea 7 46%
■	Issue of new Acergy shares to be extended to any Subsea 7 shares that are issued upon conversion or exercise of options and / or bonds prior to completion
■	Combination to be effected through Cayman Island scheme of arrangement
■	Subject to Acergy and Subsea 7 shareholder approval, regulatory approvals and other customary closing conditions
■	Siem Industries, representing approximately 20%1 of the combined entity’s outstanding common shares has agreed to vote irrevocably in favour of the combination
■	Completion is anticipated towards the end of 2010 or first quarter of 2011

Note
1	Based on a holding of 65,247,545 shares in Subsea 7 as at May 18, 2010

Combination structure and relationship agreement

Combination structure
■	Combination to be effected by way of a scheme of arrangement with Acergy as the acquirer
■	Subsea 7 common shareholders to receive 1.065 Acergy common shares for every Subsea 7 common share representing in aggregate a 46% ownership of the combined company
■	New entity to be named “Subsea 7”

Relationship Agreement highlights
■	Siem Industries to have the right to appoint two directors if holding remains >80% of its percentage holding at completion; 1 director if holding remains >10% of the outstanding shares
■	Siem Industries not to increase holding >24.9% for 30 months from June 21, 2010
■	Siem Industries can sell down a maximum of 20% of holding during 6 months from completion

Governance

Board of Directors			Executive Management

■	Chairman: Kristian Siem	■	CEO: Jean Cahuzac

■	Senior Independent Director: Sir Peter Mason*	■	CFO: Simon Crowe

■	Director and CEO: Jean Cahuzac	■	COO: John Evans

■	Director: Mel Fitzgerald	■	Other positions to be announced in due course

■	Director: Dod Fraser*

■	Director: Arild Schultz1

■	Director: Allen Stevens*

■	Director: Trond Westlie*

■	Director: Additional director to be appointed upon completion

■	The combined entity will have a nine member Board, which will comprise a majority of independent directors

■
Acergy and Subsea 7 will initially each nominate four Directors to the new Board. The ninth member of the Board will be selected by the Chairman of Subsea 7 and Chairman of Acergy, and appointed to the Board upon completion

Note
* 1
Denotes independent director of the board
Mr. Schultz will not be considered an “Independent Director” as defined in the Combination Agreement. However he does meet the criteria for independence under the Oslo Stock Exchange and NASDAQ independence rules

The information set forth above shall be deemed to be incorporated by reference into the prospectuses forming a part of our Registration Statements on Form S-8 (No. 33-85168, No. 333-09292, No. 333-74321, No. 333-124983, No. 333-124997 and No. 333-166574) and our Registration Statements on Form F-3 and Form F-3/A (No. 333-86288) and to be a part of such prospectuses from the date of the filing thereof.  The attached press release and earnings presentation shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall they be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

Certain statements set forth above and contained in the press release and combination presentation furnished pursuant to this Form 6-K may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “will,” “should,” “seek,” and similar expressions.  These statements include, but are not limited to, statements as to the expected completion and benefits of the proposed combination transaction.  The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties.  The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actions by regulatory authorities or other third parties; unanticipated costs and difficulties related to the integration of our two businesses and our ability to achieve benefits there from; unanticipated delays, costs and difficulties related to the combination transaction, including satisfaction of closing conditions; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programs; the impact of laws and regulations; and operating hazards, including spills and environmental damage.  Many of these factors are beyond our ability to control or predict.  Given these factors, you should not place undue reliance on the forward-looking statements. Neither Subsea 7 nor Acergy undertakes any obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

This communication does not constitute an offer to purchase, sell, or exchange or the solicitation of an offer to sell, purchase, or exchange any securities of Subsea 7 or Acergy.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACERGY S.A.

Date: June 21, 2010	By:	/s/ Jean Cahuzac
		Name:	Jean Cahuzac
		Title:	Chief Executive Officer

Exhibit Index

Exhibit No.	Description
Exhibit 99.1	Press Release dated June 21, 2010 Announcing Combination of Acergy and Subsea 7.
Exhibit 99.2	Acergy and Subsea 7 Combination Presentation.